Offering Statement for RedOak Instruments, LLC

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   RedOak Instruments, LLC

   21218 Kingsland Blvd

Katy, TX 77450

Eligibility

2. **The following are true for RedOak Instruments, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   William Paske

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Work experience: Co-Founder, CTO/VP R&D, RedOak Instruments, LLC - 2008 - Present; Short Bio: Experienced Vice President Research and Development with a demonstrated history of working in the medical device industry. Skilled in Verification and Validation (V&V), Medical Devices, Quality Management, and Biotechnology. Strong research professional with a MS, PhD focused in Nuclear, Atomic & Molecular Physics from University of Oklahoma. He is an innovative and inventive problem solver with 11 US and 23 foreign patents and 73 publications / analysis papers / manuals have been contributed to the scientific community over the past twenty years. His patents range over topics as diverse as electrical transmission problems to nuclear logging tools, to mechanical / medical instrumentation. He has provided proprietary contractual consulting work for Medical professionals on research problems dealing with statistical analysis, physical measurement problems and general protocol methodology. His current research centers on the applications of fine motor control evaluation to indicate the presence or absence of concussions (mTBI) based on

physiological measurements, not cognitive evaluations. Sports studies with college age football players have provided information concerning multiple concussive events and recovery rates. Time dependent studies have also been applied to Alzheimer's patients where it appears that early detection of Alzheimer's might be possible. Dr Paske has been a member of Sigma Xi the Scientific Research Honor Society since 1973. He is a past treasurer and past president of the Rice University Texas Medical Center Chapter of Sigma Xi.

Name
Richard Behlmann

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience: RedOak Instruments, LLC, Co-Founder, CEO/President - 2008 - Present; Behlmann Law Firm, Founder/President - 1995 – Present; Short Bio: President and CEO, Mr. Behlmann was brought on board to develop business strategy and sales, secure intellectual property, oversee regulatory compliance, licensing, FDA, multi-state requirements and sales infrastructure to promote and market the technology Mr. Behlmann was a Regional Vice President for Philips Medical Systems, NA Inc. in Seattle Washington and Toronto, Canada. Philips is a $6.5 billion medical device division of Philips Electronics, a $33 billion Fortune 100 enterprise headquartered in The Netherlands, specializing in the sale and distribution of sophisticated electronics and medical devices in global markets. He had a highly visible role, as an internal consultant to top-tier executives, cross-functional managers and stakeholders. As the Executive in charge of leading and integrating 5 sales and administrative organizations supporting and administering $700 million in medical service contracts, he reduced operational costs by $450,000 through redesign not staff reductions and reduced quote/proposal cycle by 40%. His design and implementation of initial setup and process audits identified $15 million in additional revenue from incorrect or unbooked agreements. Mr. Behlmann integrated 5 Canadian medical equipment companies (285 employees) into a single, $240 million organization, included cross-border legal/regulatory issues, completed on time with $625,000 reduction in integration costs. Prior to Philips Medical Mr. Behlmann was Vice President - General Counsel and Corporate Development for Metro Traffic Control, Inc. in Houston, Texas and a Director of Corporate Development at Southwestern Bell Corporation International, Inc, (now AT&T), in St. Louis and the United Kingdom. A former practicing CPA, he is a Member, Securities Law Committee, Texas Bar Association; and Missouri Bar Association. He served as a Member of the Fixed Wireless Access Consultative Committee, and UK Radio Communications Agency. He holds a BS/BA Business Administration, Concentrations in Finance & Accounting – St. Louis University, St. Louis, Missouri.

Name
David Paske

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience: COO: RedOak Instruments, LLC - June 2018 – Present; Design Engineer: RedOak Instruments, LLC - January 2017 – June 2018; Mechanical Engineer: SEC Energy Products & Services - December 2013 - Nov 2016'; Short Bio: David Paske attended the University of Tulsa where he earned his Bachelor's in Mechanical Engineering. He then pursued a career in the Oil and Gas industry, working on turnkey and midstream projects, working on both skid design, and acting as project manager to projects on the factory floor before leaving to pursue his interest in bioengineering. Since then, David has worked to redesign the hand sensor to make it more efficient, cheaper to build, and more robust.

Name
Charles Paske

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience: VP Market Development: RedOak Instruments, LLC - 2003 – Present; Founder, President: RU-Fit Montana - 2005 - present; Short Bio: LTC Paske is a 23-year US Army Veteran and results-based leader with the vision and the tenacity to bring this technology to the forefront. Upon

realizing the potential value of this technology Chuck has become the driving force behind bringing this technology's potential value to our society through youth Athlete Concussion screening, and through our soldiers/veterans as a diagnostic/detection aid for separating mTBI and PTSD before treatment. with over 30 years' experience within the Human Resources industry and, over 10 years in Time-Resolved Force Technology™ product design and development, Chuck is the foremost authority on the business functionality screening market and today's legal and social interface with occupational safety and health, risk management, and the Workers' Compensation industry. Chuck delivers leadership, motivation, enthusiasm, dedication and passion to this project.

Name
David Hinote

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience: VP IT: RedOak Instruments, LLC - June 2013 – Present: Free Lance Software development - June 2014 - Present: Short Bio: David has studied Electrical Engineering at the University of Houston and holds degrees in Computer Science, from the University of Houston – Downtown, and Automotive Technology, from Wharton County Junior College. While attending school for Computer Science, he conducted research in artificial intelligence and image processing and has written several papers in those areas. David has experience in C++, C#, Objective C, Java, JavaScript, PHP, Pascal, SQL, and LabVIEW. In terms of types of applications, he has experience building graphical (3D) applications, web apps, user interfaces, data storage, data processing and analysis programs.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

   ### William Paske

Securities:	1,892,823
Class:	Membership interest units
Voting Power:	54.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   Red Oak Instruments, LLC (ROI) is a sports/medical technology company using biomechanical measurements to identify sub-conscious nerve jitter as a means to monitor fine motor control during

sports training programs. Subtle injuries are detected and the trainer/coach may alter the training or rehabilitation program accordingly. Changes in the fine motor control consistent with mild Traumatic Brain Injury (mTBI), i.e. concussion, are also detected. ROI's patented technology uses non-invasive, objective and reproducible results which will provide trainers and coaches with evidence of injury or non-injury, and it is capable of documenting effective treatment recovery rates. Coaches and their staff may be trained to quantitatively screen for mTBI and subconcussive events to prevent lifelong cognitive issues due to missed concussions on the sports fields. Field medics may be trained to quantitatively screen for mTBI cases after IED events, or other potential trauma events in which there are no apparent symptoms such as bleeding to identify head injuries. Closed head injuries, or concussions also known as mild traumatic brain injuries (mTBI), are difficult to diagnose due to the absence of apparent injury (no blood) and a very strong incentive for the injured to deny that they are injured. Identifiable cognitive symptoms may not appear for weeks. As a result, 20 to 30% of those suffering a concussion remain undetected every year. Injured athletes with these unknown cognitive deficiencies are 10 times more prone to severe re-injury. While mTBI is known as a military injury, 50% of concussion injuries are due to auto accidents, and 15% are due to sports injuries. Left untreated, these injuries in sports, such as boxing, cheerleading and football can lead to lifelong cognitive deficits, and reduced longevity. Market Segments: While very important, military injuries contribute only a small portion of the estimated 5.8 million American TBI survivors who now have chronic cognitive and/or behavioral disability. There are over 2 million TBI related emergence room visits every year in America. Three quarters of these injuries are classed as mTBI and these injuries cost us about $17 billion per year, and with indirect costs, $56 billion is spent per year. The bulk of these injuries (~50%), are due to transportation related events. These include all incidents involving motor vehicles, bicycles, pedestrians, and recreational vehicles. Another 15% are due to sports injuries (~300,000 per year), although the Centers for Disease Control (CDC) does not split them into their own category. Include the military casualties and it's easy to see why TBI is the leading cause of death between 15 and 24 years of age. Both early detection of symptoms and early recognition of a poor recovery rate are very necessary in order to reduce the number of chronically disabled due to mTBI injuries. ROI's sensors can see fine motor control deficits and can determine the rate of recovery for mTBI injuries. Our markets will consist of four groups, each requiring some software modification and perhaps some hardware differences for each of four groups. The markets will be: Nearly 6 million mTBI injured people exists right now. Being able to detect them does not cause this problem, it allows the medical professionals to control and mitigate the continuing cognitive and behavioral problems. Market Sizes: Hospitals and EMT responders and physical therapists (PT) will ultimately be the largest market. Screening those involved in transportation accidents at the scene of the accident will catch the approximately 15% of the mTBI subjects who walk away from an accident believing there is nothing wrong with them. Sports teams, pro, college and eventually high schools and perhaps middle schools will be markets as well. PTA's and similar parent groups may buy the units for their schools in the same way defibrillators are now being bought for schools. While the military market is small, they are high profile and will need more test units per capita due to the way they are deployed. Our goal is to place our sensors in all forward military medical units. The fourth market is medical research. Interest in Alzheimer's and Parkinson's will continue as will interest in fibromyalgia studies. All of these ailments can be tracked via fine motor control deficits. Handwriting has been used as an indicator in the past; ROI's sensor sees the same fine motor deficit responsible for handwriting decline, but it adds objective documentation of the progression of the disease. ROI's objective test demonstrates physical injury has occurred – removes social pressure on the injured; ROI does not rely on subjective cognitive questions or behavioral changes; ROI tests are easy to administer – and they document results for repeatability tests; ROI test demonstrates the need for expensive PET scans and medical follow-up as necessary; ROI test can determine and monitor rate of recovery; ROI test can be administered by non-medical personnel when necessary; ROI test is noninvasive, quantitative, repeatable, and objective;

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can

afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in RedOak Instruments, LLC speculative or risky:**

    1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities.

    2. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

    3. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

    4. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time.

    5. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

    6. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

    7. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control

costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

8. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

9. Regulatory Risk The maximum possible amount to be raised as disclosed in this Offering will not be enough to meet our fundraising goals. On November 2, 2020, the Securities and Exchange Commission voted to amend the maximum allowed amount to be raised via Regulation CF from $1,070,000 to $5,000,000. Once this rule takes effect we might increase the size of our Offering to meet our funding demands. If we decide to increase the size of the Offering, your ownership percentage in the Company will be diluted.

10. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

11. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

12. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company

gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

13. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

14. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

15. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

16. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

17. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the

Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

18. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

20. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

RedOak Instruments, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

    The first $250,000 we aim to allocate to developing/improving the marketing group. We need videos, training programs, and eventually "continuing medical education" (CME) formation for the medical practitioners. The next $250,000 we plan to allocate to developing and expanding the tech-support system to maintain customer confidence and ease of service. Another $65,000 will be used to further expand our FDA claims to allow a broader expansion of our business. This will necessitate third-party study coordination and additional filings with the FDA. We also plan to spend around $250,000

on compensation for both managers and some of the contract based staff. Further funds go to expanding the national market and expansion to international markets. Present patents cover Europe and Canada. We plan to file a "continuation in part" application and additional patents to provide world coverage. A "continuation in part" (CIP) application permits a patent applicant to add new subject matter to the existing disclosure of the parent application while retaining the priority date for claims based on the original disclosure.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$49,000
Compensation for managers	$0	$100,000
Legal and compliance	$2,010	$25,000
Software Development	$0	$94,250
Marketing and sales	$5,000	$95,000
Development of tech support	$1,500	$94,000
Manufacturing	$0	$122,500
FDA Legal/patent support	$1,000	$65,000
Office Expenses	$0	$125,250
Rent/Utilities	$0	$30,000
Staff support/insurance	$0	$50,000
New Technology	$0	$25,000
Office Staff	$0	$125,000
Total Use of Proceeds	**$10,000**	**$1,000,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and RedOak Instruments, LLC must agree that a transfer agent, which keeps records of our outstanding Membership interest units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-

hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $2.00 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser,

to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Membership interest units	10,000,000	3,463,948	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrants	The Company issued cashless warrants in return for services. The warrant holder may elect to receive, without payment by the holder of any additional consideration, warrant shares equal to the value of the warrant or any portion thereof, by surrender of the warrant or such portion to the Company, with the net issue election notice attached hereto duly executed, at the office of the Company. Thereupon, the Company shall issue to the holder such number of fully paid and nonassessable shares of Common Stock as is computed using the following formula: $X = Y (A - B)/A$ Where X = the number of shares to be issued to Holder pursuant to the warrant certificate. Y = the number of shares covered by the warrant in respect of which the net issue election is made pursuant to the formula above. A = the fair market value of one share of Common Stock, as determined in good faith by the Board of Directors as of the time the net issue election is made. B = the Purchase Price in effect under the warrant at the time of the net issue election is made. Warrants shall be exercisable 180 days after such time as the Company has a qualified offering, or the Company receives at least $2 million for the issuance of any class of stock of the Company and shall expire 5 years from that date. As of December 2019, and 2018 these conditions have not been met to allow warrants to be exercised.	651,800
Options Pool		750,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has no convertible debt. There are 651,800 cashless warrants outstanding, and you should assume these warrants will be exercised on a cashless basis. With the exercise of the warrants, up to 651,800 additional membership interest units will be outstanding, and your equity interest will be diluted. 750,000 membership interest units are reserved for an option pool, but no options have been issued and no terms have been established.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company's Operating Agreement can be amended by the majority owner. As minority owners, you are subject to the decisions made by the majority owner. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At issuers discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the company, our majority owner may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority owner may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our membership units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per unit will be reduced because of dilution, and the market price of our membership units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of membership units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties.

Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has RedOak Instruments, LLC conducted within the past three years?**

Date of Offering:	01/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$242,500

Use of Proceeds:

> Nearly $105,000 was used to complete the beta units, then to build our first commercial manufacturing of 100 units of the SR-3053 system. About $15,000 of the remaining funds were used to produce manuals, brochures, website, videos, and early training in several clinics as market development. Approximately $90,000 went to contractors for software and mechanical development. About $25,000 has been used to develop a marketing program, train sales force, and distribute early user units in three states, Montana, Texas, and Virginia to test report format , reliability and usability. This effort has been severely restricted by COVID-19. We have approximately $5,000 remaining for operations.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

RedOak Instruments, LLC is a new company that is still pre-income. Our monthly burn rate varies from $2,000 to about $4,500, with an average allocation of 32% towards sales and marketing, 20% to development, 38% to G&A, and 8% to operations/customer success. With this raise, we plan to allocate a higher percentage to sales and marketing and to look for a distributor. We also need to hire a full-time programmer, and a document control specialist to maintain the records we need to maintain our FDA coverage. We believe these activities will result in the traction we will need to successfully launch our products to the target markets. Presently, these markets are closed due to Covid-19 restrictions. We expect these markets to reopen during the second quarter of 2021. To accomplish our goals, we intend to raise from $500,000 to $5,000,000 in 2021. The higher the raise, the faster we expand to a national market. We also intend to file "continuation in part" (CIP) documents on our patents and to file at least two new patents during 2021. We currently have approximately $13,000 in the bank. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. We presently offer wages in the form of warrants for the part-time work we need to stay functional. Our expenses for the year ended on December 31, 2018, amounted to $276,797, which resulted in a $276,797 loss. Our expenses for the year ended on December 31, 2019, amounted to $243,628, which resulted in a $243,003 loss. Our last equity round was priced at $5 per unit, in November 2018 – present where we have raised $99,000. We have rescaled our existing stock shares to reflect a new market price of $2.00 per share as shown in the Cap Table. Given our progress to date, we believe $2.00 per share will be more attractive to new investors. For a comprehensive evaluation of our financial status, please see the Reviewed Financial Statements document submitted by Nathan T Tuttle, CPA completed 11/19/20.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of**

securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?

    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

RedOak Instruments, LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcription: Hi I'm Bill Paske, Chairman and founder of Red Oak Instruments. Our patented technology allows us to quantitatively measure fine motor coordination, which gives medical practitioners objective data to evaluate their patients' functionality. We measure differential reaction time to determine if the fingers close at the same rate. Additionally we record fine motor control, allowing you to detect injuries. Meet the RU-Fit, the next generation for injury detection. You can test both hands twice in about 6 minutes. Our handsets are easy to hold and easy to use. Run our tests anywhere. One the field, in the locker room, in your office. Test results are available immediately to all authorized users for review. Train harder to tailor and modify your regimen for each player. Monitor your rehab programs, ensure the quickest recovery. Stay healthy, know your limits, your team wins. We help you protect your team through quantitative measurements. RU-Fit?

The following documents are being submitted as part of this offering:

> **Governance:**
>> **Certificate of Formation:**   certificateofformation.pdf
>>
>> **Operating Agreement:**   operatingagreement.pdf
>
> **Opportunity:**
>> **Offering Page JPG:**   offeringpage.jpg
>>
>> **Pitch Deck:**   pitchdeck.pdf
>
> **Financials:**
>> **Additional Information:**   otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.redoakinstruments.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.